Exhibit 97

LENNAR CORPORATION
EXECUTIVE OFFICER RECOVERY POLICY
The following is the policy (the “Policy”) of Lennar Corporation (the “Company”) regarding the recovery of incentive compensation erroneously awarded to Covered Persons as a result of erroneous financial measures that are restated. This Policy is intended to comply with Section 811 of the New York Stock Exchange (“NYSE”) American Company Guide and Securities and Exchange Commission (“SEC”) Rule 10D-1.
The Policy
It is the policy of the Company that if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover reasonably promptly from each Covered Person all Erroneously Awarded Compensation the Covered Person Received during the Applicable Recovery Period due to the error in calculating Financial Reporting Measures that resulted in the restatement.
This Policy will apply to all Incentive-Based Compensation Received by a person (a) after the person begins service as an Executive Officer or otherwise is designated by the Committee as a Covered Person (b) who served as an Executive Officer, or otherwise was a Covered Person, during the performance period for that Incentive-Based Compensation, (c) while the Company has a class of securities listed on the NYSE, and (d) during the Applicable Recovery Period.
Defined Terms
When used in, or with regard to, this Policy, the following terms will have the meanings given to them in SEC Rule 10D-1 (with all references to the issuer being to the Company):

Executive Officer	Incentive-Based Compensation
Financial Reporting Measures	Received
In addition, when used in, or with regard to, this Policy, the following terms will have the following meanings:
“Applicable Recovery Period” means, with respect to a Material Restatement, the three completed fiscal years preceding the Restatement Date of that Material Restatement (including as a fiscal year any transition period of between nine and twelve months due to the Company’s changing its fiscal year). The Applicable Recovery Period will not be dependent on if or when the restated financial statements are filed.
“Board” means the Company’s Board of Directors.
“Committee” means the Compensation Committee of the Board, or if there is no Compensation Committee, a majority of the independent members of the Board.
“Covered Person” means an Executive Officer of the Company and any other person designated by the Committee to be a Covered Person during a specified period.
“Erroneously Awarded Compensation” means, with respect to a Material Restatement, the amount of Incentive-Based Compensation Received by a Covered Person during the Applicable Recovery Period in excess of the amount that would have been Received by that Covered Person if the Incentive-Based

Compensation had been determined based on the restated amounts determined following the Material Restatement, computed without respect to any taxes paid (i.e., without consideration of any withholding or other taxes paid when the Incentive-Based Compensation was awarded or issued). If the Incentive-Based Compensation is based on stock price or total shareholder return and the Erroneously Awarded Compensation is not subject to mathematical recalculation, it will be based on a reasonable estimate of the effect of the Material Restatement on the stock price or total return on which the Incentive-Based Compensation was based.
“Material Restatement” means an accounting restatement of previously issued financial statements of the Company due to the Company’s material noncompliance with a financial requirement under the securities laws.
“Restatement Date” means, with respect to a Material Restatement, the earlier of (i) the date the Board, or the Audit Committee of the Board, concludes, or reasonably should have concluded, that the Company is required to prepare the Material Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Restatement.
Exception to Policy
The Company may elect not to seek to recover Erroneously Awarded Compensation from a Covered Person if the Committee determines that recovery would be impractical and one or more of the following conditions is met: (i) the direct expense paid to a third party for assistance in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable effort to recover the Erroneously Awarded Compensation, or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be tax-qualified.
Enforcement of Policy
The Committee will determine the steps the Company should take to recover Erroneously Awarded Compensation; provided, that, except as provided above in the section entitled “Exception to Policy”, the Committee will not determine not to proceed against a Covered Person who Received Erroneously Paid Compensation unless it has received written advice from counsel to the effect that it is more likely than not that if the Company attempts to recover Erroneously Awarded Compensation, the effort will not result in a material net recovery by the Company (whether because of doubts regarding the Company’s right to recover the Erroneously Awarded Compensation or because of doubts about the Covered Person’s financial ability to return the Erroneously Awarded Compensation).
No Covered Person will be entitled to indemnification from the Company or any of its subsidiaries for any sums due under this Policy or for the costs of defending against a claim by the Company for Erroneously Awarded Compensation.
Rights against Covered Persons
Every employee of the Company or any of its subsidiaries who is, or becomes, a Covered Person, will be deemed, by accepting Incentive-Based Compensation, to agree that that Incentive-Based Compensation is received, and will be held by such Covered Person, subject to this Policy, and that this Policy may be enforced to recover Erroneously Awarded Compensation from such Covered Person.
Administration and Interpretation
The Committee will be responsible for all decisions regarding the application and interpretation of this Policy. However, in interpreting this Policy, the Committee will do so in a manner that is, to the fullest extent practicable, consistent with SEC Rule 10D-1 and Section 811 of the NYSE American Company Guide.

Approved by the Board of Directors on June 22, 2023